News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC           SEHK: 945
May 1, 2019
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s First Quarter 2019 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at http://manulife.force.com/Reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 1Q19 net income of $2.2 billion and core earnings of $1.5 billion with strong growth in Asia
Today, Manulife announced its 1Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $2.2 billion in 1Q19, up $0.8 billion from 1Q18
◾	Core earnings[1] of $1.5 billion in 1Q19, up 15%[2] from 1Q18
◾	Core ROE[1] of 14.2% in 1Q19 compared with 13.4% in 1Q18
◾	2.1 percentage point improvement in our 1Q19 expense efficiency ratio[1] to 49.9%
◾	NBV[1] of $0.5 billion in 1Q19, up 31% from 1Q18
◾	APE sales[1] of $1.7 billion in 1Q19, up 23% from 1Q18
◾	WAM net outflows[1] of $1.3 billion in 1Q19 compared with net inflows of $10.0 billion in 1Q18
◾	Strong LICAT ratio[3] of 144%
“We delivered another quarter of strong core earnings and net income, both of which achieved solid double-digit growth over last year,” said Manulife President & Chief Executive Officer Roy Gori. “New business value grew 31% with double-digit increases across all of our operating segments. And while net flows were negative, they improved significantly from the prior quarter.”
“We continue to make progress in the execution of our digital customer-centric strategy, including the roll-out of our electronic claims systems in Asia, as well as an industry-first voice-enabled retirement product in the U.S.,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “We continued to optimize our portfolio during the quarter, which included the cumulative release of over $2 billion of capital from the sale of alternative long-duration assets, exceeding our target.”
“Our efficiency initiatives are delivering bottom line benefits with expenses held at the same level as the prior year and our expense efficiency ratio improving to 49.9%. We are in a strong capital position and have redeemed debt in the quarter, contributing to the improvement in our leverage ratio to 27%,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We progressed our efforts to redefine insurance and how we interact with customers through our behavioural insurance offerings – Manulife and John Hancock Vitality in North America and ManulifeMOVE in Asia. Behavioural insurance is increasingly recognized as a differentiator as evident in our Customer Net Promoter Scores and number of enrollees.
In Asia, deployment and adoption of our electronic point of sale and claim systems are improving both the customer experience and our expense efficiency. New this quarter, in the U.S. we launched an industry-first voice-enabled retirement product on Amazon’s Alexa.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), expense efficiency ratio, annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our First Quarter 2019 Management’s Discussion and Analysis (“1Q19 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q19 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).

May 1, 2019 – Press Release Reporting First Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q19	1Q18
Profitability:
Net income attributed to shareholders	$2,176	$1,372
Core earnings(1)	$1,548	$1,303
Diluted earnings per common share ($)	$1.08	$0.67
Diluted core earnings per common share ($)(1)	$0.76	$0.64
Return on common shareholders’ equity (“ROE”)	20.1%	14.1%
Core ROE(1)	14.2%	13.4%
Expense efficiency ratio(1)	49.9%	52.0%
Growth:
Asia new business value	$411	$325
Canada new business value	$62	$49
U.S. new business value	$46	$10
Total new business value(1)	$519	$384
Asia APE sales	$1,336	$984
Canada APE sales	$261	$290
U.S. APE sales	$143	$113
Total APE sales(1)	$1,740	$1,387
Wealth and asset management net flows ($ billions)(1)	$(1.3)	$10.0
Wealth and asset management gross flows ($ billions)(1)	$27.9	$36.5
Wealth and asset management assets under management and administration ($ billions)(1)	$648.1	$626.8
Financial Strength:
MLI’s LICAT ratio	144%	129%
Financial leverage ratio	27.0%	29.7%
Book value per common share ($)	$22.34	$19.72
Book value per common share excluding AOCI ($)	$19.06	$17.28
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q19 MD&A for additional information.
Reported net income attributed to shareholders of $2.2 billion in 1Q19, up $0.8 billion from 1Q18
The increase compared with 1Q18 was driven by higher gains from investment-related experience and from the direct impact of markets, and core earnings growth. Investment-related experience in 1Q19 reflected higher-than-expected returns (including fair value changes) on ALDA and strong credit experience. Gains related to the direct impact of markets were driven by a recovery in global equity markets, partially offset by the impact of narrowing corporate spreads.
Achieved core earnings of $1.5 billion in 1Q19, an increase of 15% compared with 1Q18
The increase compared with 1Q18 was driven by the favourable impact of new business in Asia and the U.S., higher investment income in our surplus portfolio, including the favourable impact of equity markets on seed money investments1, and improved expense efficiency. These increases were partially offset by both the impact of reinsurance transactions in 2018 and the sale of ALDA to improve the capital efficiency of our legacy businesses. Core earnings in 1Q19 included net policyholder experience gains of $20 million post-tax compared with charges of $3 million post-tax in 1Q18.

1   Seed money investments include investments in new segregated and mutual funds.

May 1, 2019 – Press Release Reporting First Quarter Results

BUSINESS GROWTH:
Achieved new business value (“NBV”) of $519 million in 1Q19, an increase of 31% compared with 1Q18
In Asia, NBV increased 23% to $411 million driven by higher sales, partially offset by a less favourable business mix. In Canada, NBV increased 27% to $62 million driven by the new Manulife Par product. In the U.S., NBV more than quadrupled to $46 million, primarily due to actions to improve margins and a more favourable product mix.
Reported annualized premium equivalent (“APE”) sales of $1.7 billion in 1Q19, an increase of 23% compared with 1Q18
In Asia, APE sales increased 32%, with growth across Japan, Hong Kong and Asia Other1. APE sales in Japan increased 62%, driven by strong sales of the COLI product in advance of a potential change in tax regulations. Hong Kong sales increased 11%, driven by growth in our bancassurance channel. Asia Other APE sales increased 20% driven by growth in both the bancassurance and agency channels. In Canada, APE sales declined 10% due to lower large-case group insurance sales, partially offset by the continued success of our Manulife Par product. In the U.S., APE sales increased 20% as a result of higher universal life and international sales.
Reported negative Global Wealth and Asset Management net flows of $1.3 billion in 1Q19 compared with positive net flows of $10.0 billion in 1Q18
Net flows in Asia were $0.6 billion in 1Q19, down $1.4 billion from 1Q18, driven by lower gross flows in institutional asset management. Net flows in Canada were $2.1 billion in 1Q19, a decrease of $1.4 billion from 1Q18, which was also driven by lower gross flows in institutional asset management. Net flows in the U.S. were negative $4.0 billion in 1Q19 compared with positive net flows of $4.5 billion in 1Q18. This was primarily due to lower gross flows in retail and institutional asset management. Additionally, we reported higher redemptions, partly due to the rationalization of our investment management teams, designed to improve margins and to focus our line-up on our core capabilities where we can generate further scale, as well as portfolio rebalancing by a large advisor.

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 8:00 a.m. ET on May 2, 2019. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on May 2, 2019 through May 16, 2019 by calling 905-694-9451 or 1-800-408-3053 (passcode: 1876093#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on May 2, 2019. You may access the webcast at: http://manulife.force.com/Reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2019 Statistical Information Package is also available on the Manulife website at: http://manulife.force.com/Reports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

1   Asia Other excludes Japan and Hong Kong.

May 1, 2019 – Press Release Reporting First Quarter Results

EARNINGS:
The following table reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results
($ millions)	1Q19	4Q18	1Q18
Core earnings(1)
Global Wealth and Asset Management (“Global WAM”)	$233	$231	$227
Asia	520	463	431
Canada	283	305	283
U.S.	475	454	422
Corporate and Other (excluding core investment gains)	(63)	(216)	(156)
Core investment gains(2)	100	100	96
Total core earnings	$1,548	$1,337	$1,303
Items excluded from core earnings: Investment-related experience outside of core earnings	327	(130)	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	249	(675)	50
Restructuring charge	-	(63)	-
Reinsurance transactions and other	52	124	19
Net income (loss) attributed to shareholders	$2,176	$593	$1,372
(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q19 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP measures” in our First Quarter 2019 MD&A and 2018 MD&A.

May 1, 2019 – Press Release Reporting First Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 1, 2019 – Press Release Reporting First Quarter Results